EXHIBIT 26(l)

OPINION AND CONSENT OF RANDALL C. WRIGHT

April 28, 2015

Transamerica Premier Life Insurance Company
4333 Edgewood Road, N.E.
Cedar Rapids, Iowa 52499

RE:       WRL Series Life Account G
    Transamerica Freedom Asset Advisor
File Nos. 333-199064/811-21928

To The Board of Directors:

This opinion is furnished in connection with the filing by Transamerica Premier Life Insurance Company of Post-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form N-6 for the Transamerica Freedom Asset Advisor flexible premium variable life insurance policy (the "Policy").

I am familiar with the Registration Statement and Exhibits thereof.

In my opinion:

1)	the illustrations of death benefits, cash values, and net surrender values included in the Prospectus are consistent with the provisions of the Policy;
2)
the rate structure of the Policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for other prospective purchasers with different assumptions; and

3)	the illustrations represent a rating classification, premium payment amount, and issue age that are fairly representative of Policies sold.

I hereby consent to use of this opinion as an exhibit to the Amendment and to the reference to my name under the heading "Experts" in the Statement of Additional Information.

This document is intended exclusively for the purpose of documenting the above-stated opinion on the Appendix C illustrations and the above stated consents.  This document may not be appropriate for other purposes.

Very truly yours,

Randall C. Wright
Assistant Vice President and Actuary